KISSES FROM ITALY INC.

80 SW 8th ST.

Suite 2000

Miami, Florida 33130

January 23, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Cara Wirth

Re:	Kisses From Italy Inc. - Request for Acceleration of Effective Date
Registration Statement on Form S-1/A (File No. 333-276197)

Dear Ms. Wirth:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), Kisses From Italy Inc. (the “Company”) hereby requests that the Registration Statement on Form S-1/A (File No. 333-276197) of the Company be declared effective at 4:00 p.m. on January 25, 2024, or as soon as practicable thereafter. In connection with such request, the undersigned hereby acknowledges the following:

1. Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3. The Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call Eleanor Osmanoff, Esq., at The Crone Law Group, P.C., counsel for the Company, at (917) 679-5931, email: eosmanoff@cronelawgroup.com.

Sincerely,

KISSES FROM ITALY INC.

By:	/s/ Michele Di Turi
Michele Di Turi
Co-Chief Executive Officer